New York - AG	March 17, 2022
Toronto – FR
Frankfurt – FMV

First Majestic Renews Share Repurchase Program

Vancouver, BC, Canada - First Majestic Silver Corp. (“First Majestic” or the “Company”) announces that it has received regulatory consent to extend its share repurchase program (the “Share Repurchase”) pursuant to a normal course issuer bid in the open market through the facilities of the Toronto Stock Exchange (“TSX”) or alternative Canadian market places over the next 12 months. Pursuant to the Share Repurchase, the Company has the ability to repurchase up to 10,000,000 common shares of the Company which represents approximately 3.8% of the 260,181,674 issued and outstanding shares of the Company as of March 9, 2022.

In order to implement the Share Repurchase, First Majestic has received TSX approval of its notice of intention to make a normal course issuer bid. The notice provides that First Majestic may, during the 12 month period commencing on March 22, 2022 and ending on or before March 21, 2023, purchase up to 10,000,000 common shares through the facilities of the TSX and alternative Canadian marketplaces.

In accordance with TSX rules, daily purchases made by the Company on the TSX will not exceed 164,638 common shares, or 25% of First Majestic’s average daily trading volume of 658,552 common shares on the TSX for the six calendar months preceding the date of the acceptance of the original notice, subject to certain prescribed exemptions.

Under its prior normal course issuer bid, the Company did not repurchase any shares as of March 17, 2022. Under this prior normal course issuer bid, which commenced on March 22, 2021 and expires on March 21, 2022, the Company received approval to purchase up to 10,000,000 common shares.

First Majestic will make no purchases of common shares under the normal course issuer bid other than open-market purchases. The price that the Company will pay for any common shares will be the prevailing market price of such shares at the time of acquisition. All common shares, if any, purchased pursuant to the Share Repurchase will be cancelled.

The Company believes that, from time to time, the market price of its common shares may not fully reflect the underlying value of the Company’s business and its future business prospects. The Company believes that at such times the purchase of common shares would be in the best interests of the Company. Such purchases are expected to benefit all remaining shareholders by increasing their proportionate equity interest in the Company.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Jerritt Canyon Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine.

First Majestic is proud to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at its Bullion Store at some of the lowest possible premiums.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“SIGNED”
Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD‐LOOKING INFORMATION

This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: purchases under the Company's normal course issuer bid and the timing and amount of estimated future production. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: market price of the Company's common shares; the Company's cash flow and revenues; the duration and effects of the coronavirus and COVID-19, and any other pandemics or public health crises on our operations and workforce, and the effects on global economies and society, actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; fluctuations in costs; labour relations; availability and performance of contractors; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation including appeals of judgments; resolutions of claims and arbitration proceedings; negotiations and regulatory proceedings; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.

2